FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

September 17, 2009

Item 3

News Release

Issued September 17, 2009 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA, September 17th, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), today released its commercial plan for 2009 / 2010.

The going-forward plan builds on Dynamotive’s competitive advantage and position in the green fuels market place.  Dynamotive is one of only two companies with the demonstrated capacity to build multi-hundred ton/day biomass fast pyrolysis plants and is alone in having  operational commercial plants in this size range; it has technology that has been proven at commercial scale and it retains robust technical capabilities.

Dynamotive  has developed a product mix that provides multiple outlets for its plant outputs and a leading edge R&D program that has  clear path to show the technology is mobile fuel chemical extraction capable.

In the mobile biofuel sector, Dynamotive has developed a proprietary research path as described above and is well positioned to service other processes.  Dynamotive’s products can also be an input to emerging gasification and syngas technologies for the production of mobile fuels as has been proven in gasification tests on BioOil Plus™ conducted in Germany.

Further, Dynamotive believes its plants can be commercially viable at significant lower throughputs than competing technologies and provide flexibility in configuration, being able to produce BioOil® and ship product for further processing in other locations.

The combination of 12 years’ experience in process, technology and product development, coupled with plant operating experience and project development provide an advantage that the Company will capitalize on.

Dynamotive has substantially completed its capital investment program – more than $100 million in development, its development of 4 plants through 5 generations of technology, and has a product and project pipeline that meets market needs and an asset base that it can leverage to ensure financial viability. The Company is now positioned to increase revenue generation and be on its way to commercial viability in the near term.

The Company aims to achieve commercial viability by increasing product sales and technical services, licensing of plants which combined with continued cost cutting and restructuring of operations makes this goal achievable in the foreseeable future.

The cornerstone of Dynamotive’s commercial strategy is to focus its resources on core activities while levering strategic relationships to continue to develop its technology and product portfolio while maintaining and increasing its presence in the market place through development partnerships.

Based on the commercial plan, corporate operations will be focused on a) commercial activities: development of strategic alliances, marketing, licensing of technology, project and technical support and administration and compliance b) research and development based in Waterloo, Ontario and c) plant operation and demonstrations of the technology at West Lorne, Ontario.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, September 17th, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), today released its commercial plan for 2009 / 2010.

The going-forward plan builds on Dynamotive’s competitive advantage and position in the green fuels market place.  Dynamotive is one of only two companies with the demonstrated capacity to build multi-hundred ton/day biomass fast pyrolysis plants and is alone in having  operational commercial plants in this size range; it has technology that has been proven at commercial scale and it retains robust technical capabilities.

Dynamotive  has developed a product mix that provides multiple outlets for its plant outputs and a leading edge R&D program that has  clear path to show the technology is mobile fuel chemical extraction capable.

In the mobile biofuel sector, Dynamotive has developed a proprietary research path as described above and is well positioned to service other processes.  Dynamotive’s products can also be an input to emerging gasification and syngas technologies for the production of mobile fuels as has been proven in gasification tests on BioOil Plus™ conducted in Germany.

Further, Dynamotive believes its plants can be commercially viable at significant lower throughputs than competing technologies and provide flexibility in configuration, being able to produce BioOil® and ship product for further processing in other locations.

The combination of 12 years’ experience in process, technology and product development, coupled with plant operating experience and project development provide an advantage that the Company will capitalize on.

Dynamotive has substantially completed its capital investment program – more than $100 million in development, its development of 4 plants through 5 generations of technology, and has a product and project pipeline that meets market needs and an asset base that it can leverage to ensure financial viability. The Company is now positioned to increase revenue generation and be on its way to commercial viability in the near term.

The Company aims to achieve commercial viability by increasing product sales and technical services, licensing of plants which combined with continued cost cutting and restructuring of operations makes this goal achievable in the foreseeable future.

The cornerstone of Dynamotive’s commercial strategy is to focus its resources on core activities while levering strategic relationships to continue to develop its technology and product portfolio while maintaining and increasing its presence in the market place through development partnerships.

Based on the commercial plan, corporate operations will be focused on a) commercial activities: development of strategic alliances, marketing, licensing of technology, project and technical support and administration and compliance b) research and development based in Waterloo, Ontario and c) plant operation and demonstrations of the technology at West Lorne, Ontario.

Strategic Alliances

The Company is in discussions with potential partners in the energy sector; having completed its foundation work on technology and products, the Company offers today 12 years of development in process, technology, products and applications including a path to the production of mobile fuels from pyrolysis oil.

The Company has the assets, the know-how and a product mix that positions it uniquely in the bio-energy space; its plants provide flexibility in configuration and product mix as well as commercial viability at scales that are far smaller than other 2nd generation biofuel alternatives.

The Company has received co-operation of leading players in the energy sector both conventional and alternative for the analytical phase of its upgrading process as well as its product development and technology path.

It is a stated objective of management to continue in this path and to seek strategic alliances to accelerate development and market penetration.

Marketing / Licensing

Management’s focus is that of supporting development efforts by the Company’s partners, having established a project pipeline and knowledge base, the Company will prioritize third party developments.

The Company has agreements in place with Renewable Oil Corporation (ROC) in Australia and with Prius Developments SA in Switzerland. Under the marketing agreements in place and being negotiated, ROC will take the responsibility for development in Australia, New Zealand and Asean Countries.

ROC is currently developing projects in Australia and is supporting third party projects in Indonesia and Malaysia amongst others.

Prius Developments SA currently represents Dynamotive in France, Italy, Switzerland, Austria and Denmark.

Prius Developments SA is developing projects in Switzerland with a first project currently at the financing stage and is supporting project inquiries by third parties in the energy and biomass sector in its territories.

Based on the same principle of development, Dynamotive is in negotiations with parties for developments in US (Arkansas next lead project), Latin America (Argentina which currently is at financing stage) and China with the objective to have third party development structures in place in 2010 in these markets.

Management expects to complete the licensing of two new plants within 12 months; additional projects have reached financing stages in 3 different jurisdictions, and the Company is further supporting development efforts by its agents and joint venture parties in other regions.  The Company has seen increased interest in its technology in the past 6 months which can be attributed to increase in oil prices and implementation of mandates in the use of renewable fuels and the Company’s success in product development as well as in increased sales.

Project Development and Technical Support

Dynamotive renewed its strategic alliance with Tecna SA. Through this agreement, the Company provides engineering and technical support to its marketing partners and licensors providing clients access to world class engineering capabilities. Tecna will act as Owner Engineer and technical advisor.  This agreement allows Dynamotive to concentrate its resources on Technology and Product R&D while ensuring full technical support for its operations worldwide.

Technology

Dynamotive’s West Lorne Plant is operating consistently and at progressively higher output levels, operating consistently at 70% to 90% capacity. The product output is of consistent quality too.  Shipments are being made regularly to clients.  Sales are expected to progressively increase as the market and clients get further acquainted with the products.

The plant engineering is sound and is replicable.  Multiple plant demonstrations have been made to energy, engineering and biomass firms in support of marketing efforts. This trend is continuing to grow with further diligence visits planned through year end.

Product

Dynamotive has developed multiple product lines, BioOil, BioOil Plus, BioOil Fuel Oil Blends and Upgraded BioOil A and B as well as Char.  Each product meets specific requirements.

•

BioOil:  Heat and Power application, Chemical base.

•

BioOil Plus: Gasification – Syngas.

•

BioOil Fuel Oil Blend: 5% and 10% blend – displacement of Fuel Oil / Bunker in existing installations.

•

Upgraded BioOil A and B: Mobile Fuel Applications.

•

Char:  Briquetting, Pellets, Agricultural Application.

Dynamotive is today selling BioOil and Char in the market place; the Company sees a growing trend in demand for its base products (BioOil and Char) and has started marketing BioOil Fuel Oil blends.

Sales targets from its West Lorne plant are $ 1.5 million for the next 12 months.  This is based on current contracts being extended and new contracts for bio fuel blends, and char being completed.

Research & Development

Research and development differentiates Dynamotive, our research and technical teams are experienced and are comprised of experts in the field. Our product research team has been pivotal in developing a BioOil that is stable and that can be stored and transported with confidence.  Dynamotive BioOil has been stored for periods exceeding two years and successfully combusted.  The capacity to store and transport BioOil is key in our commercial strategy, as it allows for flexible configuration of plants and the opportunity to ship product worldwide. Dynamotive has shipped BioOil from Canada to Europe, Asia, Australia, the US and Latin America.

Our team has further developed BioOil Plus as a means of increasing energy density and has this fuel used in thermal applications as well as an input to gasification processes.  Dynamotive BioOil Plus was successfully tested for the production of syngas.  This product provides the following advantage over direct gasification of biomass, higher energy density 14/1 vs. raw biomass and ease of use at the gasification line.  Further, being a stable product it can be produced at remote locations, shipped and stored prior to use.

BioOil Fuel Oil Blends:  Dynamotive’s research team has demonstrated 5 and 10% blends of BioOil and Fuel Oil. This product is intended to be utilized in stationary applications and rail and maritime uses. The Company aims to position the product as a blending agent undercutting palm oil, biodiesel and ethanol in this market.   This product allows for partial displacement of hydrocarbon fuels without the need for dedicated combustion systems.

Mobile Fuels: Dynamotive’s research team has developed a two stage process to upgrade BioOil to mobile fuels. The process developed by Dr. Radlein is unique and has been replicated and been steadily improved over the past year. The process is described on our website under the BINGO heading.  The process has significant advantages over other upgrading processes having higher end product yields from biomass than competing processes and is projected to be financially viable at significantly lower throughputs than competing technologies.  Dynamotive continues its development program and has received support from leading energy firms in the analytical aspect of this product.

Char:  Dynamotive has pioneered work on the development of agricultural applications for BioChar, Dynamotive’s CQuest™ BioChar is currently being used on a number of locations in the US and in Canada. Very positive results have been achieved to date with Blue Leaf Inc. (reports are available on our website) on the first year and second year crops.  Further, the Company has supported and continues to support the US Department of Agriculture BioChar program, results of which are expected for first year crops at the end of 2009.

Financial / Compliance / Communications

Although the Company’s financial position in part due to the economic downturn been adversely affected, the Company has been able to continue operations through loans by Directors and Management and equity contributions by strategic partners.

The Company has taken aggressive steps to reduce non essential activities and costs, as a result of this, cost of operations have been reduced by approximately 50% on a year-to-year basis.   Total cost of operations for Q4 2009 through Q3 2010 is expected to be $ 4.5 million +/- 10% including West Lorne plant operations.  In the same period, the Company projects sales for West Lorne – product and technical demonstrations should reach $ 1.5 million, being a net contributor to offset Corporate expenses.  Dynamotive projects that it can complete two licenses in the period further narrowing the need for outside financing.  The Company today has a working capital deficit that it aims to cover through longer term loans by management and additional equity raises.

Debt management:  The Company has $ 36 million in the carrying value of  assets and total debt of $ 11.5 million (including provisions, contingent liabilities and loans by Directors and Management ) the Company also presented a plan for the re-allocation of assets including the potential sale of one of its plants.  Through the potential sale of Guelph currently under negotiation, the Company believes it should be able to meet its creditor obligations.

Compliance / Communications

The Company is currently listed in the Nasdaq Bulletin Board and is reporting in British Columbia, the Company is up to date on all its filings and will continue its reporting duties as required by US SEC (foreign issuer) and BC SEC. The Company’s charter (available on our website) describes the duties and disclosure requirements by insiders and officers of the Company. Insider share trading reports can be accessed through SEDI www.sedi.com.

Communications: The Company will continue to timely reporting quarterly results and material events as they arise and proposes to have investor conference calls each quarter.  On Monday, September 21, 2009, the Company will hold its first shareholder/investor conference call at 11:00 AM Eastern; following dial-in instructions: from North America – 1.877.440.5804 and from International – 1.719.325.4765 using Passcode – 3546411. In addition, the Company will provide project and other updates on the Company’s website.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

September 17, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION                       NEWS RELEASE: SEPTEMBER 17, 2009

Dynamotive Updates Commercial Targets for 2009 / 2010

VANCOUVER, BC, CANADA, September 17th, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF), today released its commercial plan for 2009 / 2010.

The going-forward plan builds on Dynamotive’s competitive advantage and position in the green fuels market place.  Dynamotive is one of only two companies with the demonstrated capacity to build multi-hundred ton/day biomass fast pyrolysis plants and is alone in having  operational commercial plants in this size range; it has technology that has been proven at commercial scale and it retains robust technical capabilities.

Dynamotive  has developed a product mix that provides multiple outlets for its plant outputs and a leading edge R&D program that has  clear path to show the technology is mobile fuel chemical extraction capable.

In the mobile biofuel sector, Dynamotive has developed a proprietary research path as described above and is well positioned to service other processes.  Dynamotive’s products can also be an input to emerging gasification and syngas technologies for the production of mobile fuels as has been proven in gasification tests on BioOil Plus™ conducted in Germany.

Further, Dynamotive believes its plants can be commercially viable at significant lower throughputs than competing technologies and provide flexibility in configuration, being able to produce BioOil® and ship product for further processing in other locations.

The combination of 12 years’ experience in process, technology and product development, coupled with plant operating experience and project development provide an advantage that the Company will capitalize on.

Dynamotive has substantially completed its capital investment program – more than $100 million in development, its development of 4 plants through 5 generations of technology, and has a product and project pipeline that meets market needs and an asset base that it can leverage to ensure financial viability. The Company is now positioned to increase revenue generation and be on its way to commercial viability in the near term.

The Company aims to achieve commercial viability by increasing product sales and technical services, licensing of plants which combined with continued cost cutting and restructuring of operations makes this goal achievable in the foreseeable future.

The cornerstone of Dynamotive’s commercial strategy is to focus its resources on core activities while levering strategic relationships to continue to develop its technology and product portfolio while maintaining and increasing its presence in the market place through development partnerships.

Based on the commercial plan, corporate operations will be focused on a) commercial activities: development of strategic alliances, marketing, licensing of technology, project and technical support and administration and compliance b) research and development based in Waterloo, Ontario and c) plant operation and demonstrations of the technology at West Lorne, Ontario.

Strategic Alliances

The Company is in discussions with potential partners in the energy sector; having completed its foundation work on technology and products, the Company offers today 12 years of development in process, technology, products and applications including a path to the production of mobile fuels from pyrolysis oil.

The Company has the assets, the know-how and a product mix that positions it uniquely in the bio-energy space; its plants provide flexibility in configuration and product mix as well as commercial viability at scales that are far smaller than other 2nd generation biofuel alternatives.

The Company has received co-operation of leading players in the energy sector both conventional and alternative for the analytical phase of its upgrading process as well as its product development and technology path.

It is a stated objective of management to continue in this path and to seek strategic alliances to accelerate development and market penetration.

Marketing / Licensing

Management’s focus is that of supporting development efforts by the Company’s partners, having established a project pipeline and knowledge base, the Company will prioritize third party developments.

The Company has agreements in place with Renewable Oil Corporation (ROC) in Australia and with Prius Developments SA in Switzerland. Under the marketing agreements in place and being negotiated, ROC will take the responsibility for development in Australia, New Zealand and Asean Countries.

ROC is currently developing projects in Australia and is supporting third party projects in Indonesia and Malaysia amongst others.

Prius Developments SA currently represents Dynamotive in France, Italy, Switzerland, Austria and Denmark.

Prius Developments SA is developing projects in Switzerland with a first project currently at the financing stage and is supporting project inquiries by third parties in the energy and biomass sector in its territories.

Based on the same principle of development, Dynamotive is in negotiations with parties for developments in US (Arkansas next lead project), Latin America (Argentina which currently is at financing stage) and China with the objective to have third party development structures in place in 2010 in these markets.

Management expects to complete the licensing of two new plants within 12 months; additional projects have reached financing stages in 3 different jurisdictions, and the Company is further supporting development efforts by its agents and joint venture parties in other regions.  The Company has seen increased interest in its technology in the past 6 months which can be attributed to increase in oil prices and implementation of mandates in the use of renewable fuels and the Company’s success in product development as well as in increased sales.

Project Development and Technical Support

Dynamotive renewed its strategic alliance with Tecna SA. Through this agreement, the Company provides engineering and technical support to its marketing partners and licensors providing clients access to world class engineering capabilities. Tecna will act as Owner Engineer and technical advisor.  This agreement allows Dynamotive to concentrate its resources on Technology and Product R&D while ensuring full technical support for its operations worldwide.

Technology

Dynamotive’s West Lorne Plant is operating consistently and at progressively higher output levels, operating consistently at 70% to 90% capacity. The product output is of consistent quality too.  Shipments are being made regularly to clients.  Sales are expected to progressively increase as the market and clients get further acquainted with the products.

The plant engineering is sound and is replicable.  Multiple plant demonstrations have been made to energy, engineering and biomass firms in support of marketing efforts. This trend is continuing to grow with further diligence visits planned through year end.

Product

Dynamotive has developed multiple product lines, BioOil, BioOil Plus, BioOil Fuel Oil Blends and Upgraded BioOil A and B as well as Char.  Each product meets specific requirements.

•

BioOil:  Heat and Power application, Chemical base.

•

BioOil Plus: Gasification – Syngas.

•

BioOil Fuel Oil Blend: 5% and 10% blend – displacement of Fuel Oil / Bunker in existing installations.

•

Upgraded BioOil A and B: Mobile Fuel Applications.

•

Char:  Briquetting, Pellets, Agricultural Application.

Dynamotive is today selling BioOil and Char in the market place; the Company sees a growing trend in demand for its base products (BioOil and Char) and has started marketing BioOil Fuel Oil blends.

Sales targets from its West Lorne plant are $ 1.5 million for the next 12 months.  This is based on current contracts being extended and new contracts for bio fuel blends, and char being completed.

Research & Development

Research and development differentiates Dynamotive, our research and technical teams are experienced and are comprised of experts in the field. Our product research team has been pivotal in developing a BioOil that is stable and that can be stored and transported with confidence.  Dynamotive BioOil has been stored for periods exceeding two years and successfully combusted.  The capacity to store and transport BioOil is key in our commercial strategy, as it allows for flexible configuration of plants and the opportunity to ship product worldwide. Dynamotive has shipped BioOil from Canada to Europe, Asia, Australia, the US and Latin America.

Our team has further developed BioOil Plus as a means of increasing energy density and has this fuel used in thermal applications as well as an input to gasification processes.  Dynamotive BioOil Plus was successfully tested for the production of syngas.  This product provides the following advantage over direct gasification of biomass, higher energy density 14/1 vs. raw biomass and ease of use at the gasification line.  Further, being a stable product it can be produced at remote locations, shipped and stored prior to use.

BioOil Fuel Oil Blends:  Dynamotive’s research team has demonstrated 5 and 10% blends of BioOil and Fuel Oil. This product is intended to be utilized in stationary applications and rail and maritime uses. The Company aims to position the product as a blending agent undercutting palm oil, biodiesel and ethanol in this market.   This product allows for partial displacement of hydrocarbon fuels without the need for dedicated combustion systems.

Mobile Fuels: Dynamotive’s research team has developed a two stage process to upgrade BioOil to mobile fuels. The process developed by Dr. Radlein is unique and has been replicated and been steadily improved over the past year. The process is described on our website under the BINGO heading.  The process has significant advantages over other upgrading processes having higher end product yields from biomass than competing processes and is projected to be financially viable at significantly lower throughputs than competing technologies.  Dynamotive continues its development program and has received support from leading energy firms in the analytical aspect of this product.

Char:  Dynamotive has pioneered work on the development of agricultural applications for BioChar, Dynamotive’s CQuest™ BioChar is currently being used on a number of locations in the US and in Canada. Very positive results have been achieved to date with Blue Leaf Inc. (reports are available on our website) on the first year and second year crops.  Further, the Company has supported and continues to support the US Department of Agriculture BioChar program, results of which are expected for first year crops at the end of 2009.

Financial / Compliance / Communications

Although the Company’s financial position in part due to the economic downturn been adversely affected, the Company has been able to continue operations through loans by Directors and Management and equity contributions by strategic partners.

The Company has taken aggressive steps to reduce non essential activities and costs, as a result of this, cost of operations have been reduced by approximately 50% on a year-to-year basis.   Total cost of operations for Q4 2009 through Q3 2010 is expected to be $ 4.5 million +/- 10% including West Lorne plant operations.  In the same period, the Company projects sales for West Lorne – product and technical demonstrations should reach $ 1.5 million, being a net contributor to offset Corporate expenses.  Dynamotive projects that it can complete two licenses in the period further narrowing the need for outside financing.  The Company today has a working capital deficit that it aims to cover through longer term loans by management and additional equity raises.

Debt management:  The Company has $ 36 million in the carrying value of  assets and total debt of $ 11.5 million (including provisions, contingent liabilities and loans by Directors and Management ) the Company also presented a plan for the re-allocation of assets including the potential sale of one of its plants.  Through the potential sale of Guelph currently under negotiation, the Company believes it should be able to meet its creditor obligations.

Compliance / Communications

The Company is currently listed in the Nasdaq Bulletin Board and is reporting in British Columbia, the Company is up to date on all its filings and will continue its reporting duties as required by US SEC (foreign issuer) and BC SEC. The Company’s charter (available on our website) describes the duties and disclosure requirements by insiders and officers of the Company. Insider share trading reports can be accessed through SEDI www.sedi.com.

Communications: The Company will continue to timely reporting quarterly results and material events as they arise and proposes to have investor conference calls each quarter.  On Monday, September 21, 2009, the Company will hold its first shareholder/investor conference call at 11:00 AM Eastern; following dial-in instructions: from North America – 1.877.440.5804 and from International – 1.719.325.4765 using Passcode – 3546411. In addition, the Company will provide project and other updates on the Company’s website.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil® for power and heat generation. BioOil® can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain.  BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Dynamotive Energy Systems Corp.

Switchboard:

(703) 336-8450

Fax:

(703) 336-8462

Email:

info@dynamotive.com

Website:

www.dynamotive.com

Forward Looking Information

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's 20F and other disclosure filings with the Securities and Exchange Commission.